02046820

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 24, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7° andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item 1

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Announces Consolidated Financial Results for the Second Quarter Ended June 2002

Press Release, July 23, 2002 (31 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., SP, Brazil
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (July 23, 2002) TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) today announced its consolidated financial results for the 2nd quarter ended June 30, 2002 stated in nominal reais and in accordance with the Brazilian Corporate Law # 6,404 of December 15, 1976 and modified by Law # 9,457 of May 5, 1997 and Law 10.303 of October 31, 2001.

Main consolidated figures (accumulated)

Figures in R$ thousand	Jun-02	Jun-01	Variation
Net operating revenue	892.093	816.713	9,2%
EBITDA	335.085	334.537	0,2%
EBITDA Margin	37,6%	41,0%	-3,4 p.p.
Operating income	145.179	159.224	-8,8%
Net profit	88.812	100.200	-11,4%
Capital stock	685.321	595.722	15,0%
Capital stock (in billion shares)	414,0	396,3	4,5%
EPS (000)	0,21	0,25	-15,2%
Digitalization (%)	93,5%	88,0%	5,5 pp
Cellular lines in service	3.226	2.729	18,2%
Number of clients – contract (000)	1.002	969	3,4%
Number of clients – pre-paid (000)	2.224	1.760	26,4%

Highlights

- The number of subscribers of the Company grew from 2,729 million in June 2001 to 3,226 million in June 2002.
- The digitalization of handsets, with the use of the CDMA technology, reached 93,5% by the end of the quarter.
- The Company launched the 1xRTT (One Time Radio Transmission Technology) service in Rio de Janeiro.

1 – Preliminary Considerations

Tele Sudeste, by means of its subsidiaries Telerj Celular S.A. and Telest Celular S.A., registered an expansion of 18,2% in the subscriber base compared to June 2001 and 3,3% compared to March 2002. The number of subscribers of the Company grew from 3,123 million in March 2001 to 3,226 million in June 2002. The digitalization of handsets, with the use of the CDMA technology, reached 93,5% by the end of the quarter.

Besides keeping the loyalty program, "Mundo de Vantagens MoviStar Top", that is aimed to contract customers, the Company developed new loyalty programs during the first semester of 2002, like the "Promoção Favoritos" (Favorites Program) that establishes a 30% discount for local calls made by the participants of the program, either on peak or off-peak hours, to one of the telephones in his list of favorites. The list of favorites contains five telephone numbers that belong to the Company, previously registered.

During the second half of April 2002, Tele Sudeste Celular launched the service "MoviStar Dados 2.5G" with the implementation of its network using the 1xRTT technology. Coverage for this service is available at the airports, downtown and at the southern part of the city of Rio de Janeiro. It will be soon expanded to the western part of the city. The Company is one of the pioneers in the introduction of this technology in Latin America, reinforcing its leadership position in the markets where it operates.

The new generation of the CDMA technology increases the speed of access to the internet through the cellular up to ten times. The targeted customers are those interested in exploring the advantages offered by a service for accessing the internet that associates speeds with mobility. Besides the fast internet access, the 2.5G technology allows the Company to charge the customers by the package of transmitted data, that differs from the airtime billing of the WAP service, and also allows for new applications, like secure access to the VPNs (Virtual Private Networks) of the corporate clients, etc.

The second quarter was also influenced by two days of great commercial value: Mothers' Day and Valentine's Day (celebrated in Brazil on June 12th) and the Company offered thematic promotions.

By the end of the quarter, a second competitor started its operations in the Company's concession area.

2 – Economic and Financial Aspects (Consolidated)

In R$ millions (accumulated)	Jun/ 2002	Jun/ 2001	Change (%) 02-01
Gross operating revenues	1.142,2	1.043,2	9,5
Net operating revenues	892,2	816,7	9,2
EBITDA	335,1	334,5	0,2
EBITDA margin	37,6%	41,0%	-3,4pp
Net profit	88,8	100,2	-11,4
Total Assets	2.681,5	2,686,8	-0,2
Equity	1.824,6	1.722,5	5,9

The net operating revenue reached R$ 892,1 million a 9,2% increase compared to 1H01 (R$ 816,7 million) because of the increase in the customer base and the increase of the interconnection tariff starting on February 2002.

The cost of the services offered and the merchandise sold increased 13,5% in relation to 1H01, as a result of those variables tied to the increase in the customer base, such as the cost of handsets and interconnection and the expansion of the network. Anyway, the Company is concentrating its efforts in redefining its cost structure in order not to have a significant impact on profitability.

The operating expenses grew 33,6% mainly due to increase in the commercial expenses, as a consequence of the increase in the loyalty programs, aiming to prepare the Company to face the new competitive environment.

EBITDA for 1H02 was R$ 335,1 million, equivalent to a 37.6% of the net revenues. These numbers do not include the effects of the corporate restructuring.

It is noteworthy the good performance of the financial management of the Company, evidenced by the constant reduction in the net financial expenses.

The net profit went from R$ 100,2 million in 1H01 to R$ 89,5 million in 1H02, a drop of 10,7%.

3 – Commitments with Anatel

Our commitments with Anatel are being monitored by the Company and are being satisfactorily met.

4 – Explanatory Notes

For further clarification on the analysis of our results, we are including the audited Explanatory Notes in annex 6.

Institutional Background

Established under Brazilian law, TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. was spun off from the corporate split up of Telecomunicações Brasileiras S.A. - Telebrás, which took place on May 22nd, 1998. Each of its operators – Telerj Celular S.A. in Rio de Janeiro and Telest Celular S.A. in Espírito Santo – was incorporated from January 5th, 1998 through the split up of the State operators, as determined at the General Meetings held on January 30th, 1998. Expiring on November 30th, 2005 for Telerj Celular and on November 30th, 2008 for Telest Celular, the concessions are open to renewal for successive fifteen-year periods. With the introduction of new telecommunications regulations in Brazil, a regulatory agency was also set up – ANATEL – which supervises the businesses, services and tariffs of Brazil's telecommunications companies after the privatization.

At a public auction held on July 29th, 1998, on the Rio de Janeiro Stock Exchange, the Federal Government disposed of its stock control in TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. to the Sudestecel Consortium.

The Tender Exchange Offering held by Telefónica S.A. during July 2000 allowed the Telefónica Group to increase its control of the Company's capital. This position was lately transferred to Telefónica Móviles S.A.

During the Corporate Restructuring that took place during the last quarter of 2000, Tele Sudeste Celular incorporated in its capital the minority shareholders of its two subsidiaries. Once transformed into wholly subsidiaries, both operating companies were delisted in March 2001.

On December 14, 2001, through an operation announced in April 19, 2001, Telefónica, S.A. acquired the 7% participation that Iberdrola Investimentos S.U.L had in the capital stock of Sudestecel Participações S.A. Currently, Sudestecel Participações S.A. is formed by Telefónica Móviles S.A., Telefónica S.A., NTT DoCoMo, Inc, and Itochu Corporation.

On its session of April 29, 2002, the Board of Directors approved the increase in the capital stock that resulted of the tax benefit originated in the tax benefit as a consequence of the corporate restructuring. Therefore, Sudestecel now controls 51.62% of the voting capital of Tele Sudeste Celular, representing 19.25% of the total capital.

Tables Attached:

Table 1 – Plans and Promotions
Table 2 – Balance Sheet of TELE SUDESTE PARTICIPAÇÕES S.A.
Table 3 – Income Statement
Table 4 – Statement of Changes in Financial Position
Table 5 – Changes in Shareholders' Equity
Table 6 – Explanatory Notes

Table 1

Plans and Services:

Basic Plan - Reference plan of the company, which is always available to its subscribers, in both analog and digital systems. The services included in the digital basic plan are: Mail Box and Caller ID.

Cellpop –Targeting the market of the state of Espírito Santo and upstate Rio de Janeiro, this is an ideal option for analog technology users. It used to provide service only in the clients registration area (024 or 027), and after July of 1999 it started providing automatic roaming services.

Movi Star Digital – Targeting the introduction of competitive tariffs to digital clients, in addition to free value-added services, such as call waiting, follow-me, caller ID and voice mail.

Movi Star Top 35 – Post-paid plan, without subscription fee. With a R$ 35,00 payment of franchise, it includes 40 minutes of VC1 and VC2 calls per month.

Movi Star Top 50 – Post-paid plan, without subscription fee. With a R$ 50,00 payment of franchise, it includes 65 minutes of VC1 and VC2 calls per month.

Movi Star Top 75 – Post-paid plan, without subscription fee. With a R$ 75,00 payment of franchise, it includes 150 minutes of VC1 and VC2 calls per month.

Movi Star Top 100 – Post-paid plan, without subscription fee. With a R$ 100,00 payment of franchise, it includes 250 minutes of VC1 and VC2 calls per month.

Movi Star Top 150 – Post-paid plan, without subscription fee. With a R$ 150,00 payment of franchise, it includes 450 minutes of VC1 and VC2 calls per month.

Movi Star Professional 75 – Post-paid plan for non-corporate clients that work for our corporate clients, without subscription fee. With the payment of a franchise, it includes 75 minutes of VC1 and VC2 calls per month, originated within Rio de Janeiro and Espírito Santo States.

Movi Star Professional 150 – Post-paid plan for non-corporate clients that work for our corporate clients, without subscription fee. With the payment of a franchise, it includes 150 minutes of VC1 and VC2 calls per month, originated within Rio de Janeiro and Espírito Santo States.

Movi Star Empresa 75 – Corporate post-paid plan, without subscription fee. A franchise of 75 minutes of VC1 and VC2 calls per month is granted.

Movi Star Empresa 150 – Corporate post-paid plan, without subscription fee. A franchise of 150 minutes of VC1 and VC2 calls per month is granted.

Movi Star Empresa Clássico –Offered to corporate subscribers, it features a gradual decreasing of subscription and service tariffs, according to the number of requested lines and traffic, respectively.

MoviStar Amigo – Prepaid digital plan offered in the metropolitan area of Rio de Janeiro and in some cities upstate Rio de Janeiro. It operates in all Area 3, including the analog network, without additional costs as roaming.

MoviStar Amigo Dia – Prepaid digital plan, offering reduced tariffs from Monday to Friday from 07:00 to 19:00. The client chooses his plan at the activation time according to his profile.

MoviStar Amigo Noite - Prepaid digital plan, offering reduced tariffs from Monday to Friday from 20:00 to 08:00 and all day Saturday, Sunday and national holidays. The client chooses his plan at the activation time according to his profile.

MoviStar Amigo Toda Hora – Prepaid digital plan that offers one tariff 24 hours a day, seven days a week. The client chooses his plan at the activation time according to his profile.

MoviStar Fácil – Prepaid analog offered in upstate Rio de Janeiro and the state of Espírito Santo. Pays an additional charge per minute when operating in the metropolitan area of Rio de Janeiro.

MoviStar Torpedo – This service allows to send short messages up to 145 characters , if the handset offers this facility or through the Company's website accessing the link "Torpedomania", or even through a callcenter operator, dialing *3000 from the handset. The service is free of charges when sent via Internet and it is not necessary to be a client of the Company to send the message this way. The Company charges R$ 0.25 per message sent by a cellular phone and R$ 0.75 per message sent through an operator (*3000). The messages sent by our customers using roaming in Sao Paulo state cost R$ 0.40. The messages between Tele Sudeste cellulars and Telesp Celular and ATL, cost R$ 0.40 and R$ 0.30, respectively. The messages for participation in the reality shows Big Brother Brasil and Casa dos Artistas 2 cost R$ 0.60.

Torpedo Chat – This service creates a chat environment in the cellular. The client can also create a chat room with its favorite topics. The service allows the user to remain anonymous and the telephone number will not be revealed. All chat rooms can handle until ten users.

E-mocion – Clients who have a handset equipped with a "minibrowser" and are within the digital coverage of the Company are able to send and to receive e-mails, to access news and information, to book flight reservations and to buy CDs and other goods, through providers which have a partnership with the Company. The contract clients pay the VCMP tariff per minute and the prepaid clients pay R$0.75 per minute. Through an agreement with Telesp Celular, Telebahia Celular, Telergipe Celular and Global Telecom, the client can use the WAP services offered by these companies paying the normal roaming tariff.

Meu E-mocion – The service offers an automatic e-mail address which is: the long distance code + the phone number @emocion.com.br. The e-mocion mail box can handle up to 50 messages in each box (inbox, recycle bin and save). The service also offers an address book with personal information such as full name, company, telephone number, cellular telephone number, e-mail and others, a timetable and other tools.

MoviStar Dados 2,5G – Grants the user with total mobility to surf on the internet up to ten times faster than the WAP service. The maximum transmission rate is now 144 kbps, compared to the average achieved by fixed telephony of 56 kbps. The client only needs to plug its notebook or palmtop to a modem card or a 2.5G cellular phone and connect himself with an ISP. Besides, the service offers other advantages that will contribute to increase the usage, such as the always on connection, data package billing, secure access to corporate VPNs.

***365:** Launched on June 01, the service *365 is the result of a partnership between the Company and Brasil Assistência S.A. Some of the available services are: automotive assistance, home assistance, medical indication, dentistry and hospital facilities, flowers delivery, book and information about flights, tickets to shows, restaurants and hotels reservation, delivery of medicines, and others.

MoviStar Amigo "+" – Allows prepaid clients to have free balance check in digital plans through a short message and in the analog one through a call once a day. It also allows credit recharge through the subscriber's bank account, 30-day free mailbox access after the subscriber recharges his credits, valid until July 30, 2001 and roaming services, if a contract subscriber previously allows the debit of the roaming fees in the assigned account.

MoviStar Gestão – The service allows the corporate clients to control their usage, the period of usage and services available in their employees' cellular lines. With an Internet password, the corporate clients can have different service options for each of the individually owned lines and also control their costs.

International Roaming – Temporary Service that offers to contract clients (personal or corporate) total access to phone calls when in the United States, Canada, Mexico, Caribbean, Uruguay, Argentina, Chile and Peru. Roaming within Europe and parts of Asia, Africa and Oceania is made through the GSM technology and includes the rental of a handset.

Promotions during the quarter:

- "Promoção Novos Clientes Top – Caixa Postal Grátis (New Top Client Promotion)": The promotion offered during the period between 05/24/01 and 06/30/02, free access to voice mail messages in the first two bills of a new client of any MoviStar Top non business plans. During the period between 08/01/01 and 03/31/02, this promotion also offered free access to the voice mail messages during two months to the new clients of prepaid plans and one month to the old clients recharging the cards.

- Promoção Melhores e Menores: Taking place in the period between 02/22/02 and 04/03/02, all clients and non-clients had the handsets financed up to six installments without interests by paying with credit card, when they changed the technology, changed the handset or in an activation.

- Mothers' Day Promotion: Taking place in the period between 04/18/02 and 05/12/02, it offered some handsets at promotional prices and financed up to six installments without interests regardless of the promotional price.

- "Promoção Cartão Goleada de Bônus": With the purchase of a R$ 10 card between 05/20/02 and 07/05/02, the client won a bonus of R$ 0.20 for each goal the Brazilian team scored during the WorldCup. With the activation of three of these cards, the bonus became R$ 0.60 per scored goal.

- "Promoção Torpedo Dia dos Namorados": Taking place in the period between 05/27/02 and 06/05/02, and aimed to increase the visits to the Telefonica Celular website. To participate, the client had to write a creative phrase and point out someone to be introduced either by using the website or sending a Torpedo message to the number 601 (each Torpedo costs R$ 0.25). The Company, in a partnership with "Garoto Chocolates", awarded gifts, handsets and chocolate baskets to the winners.

- "Promoção Favoritos": Taking place in the period between 01/24/02 and 06/30/02, all contract and pre-paid non-corporate clients (except MoviStar Amigo plan) will be able to register up to five numbers of the Company to form a favorite list. The phone calls to those numbers have a 30% discount at peak and off-peak hours. The promotion is not valid for calls using roaming and in the usage minute plans, the discount is applicable to calls exceeding the allocated minutes.

- "Promocão dia dos Namorados": Taking place in the period between 05/23/02 and 06/12/02, this promotion offered handsets at promotional prices, payable in six installments without interests, regardless of the type of handset.

- Promotion LG DM 515: Taking place in the period between 05/11/02 and 06/30/02, all clients buying this handset won a CD coupon that served for the purchase of any CD at Livraria Saraiva.

- Mothers' Day Promotion – Pre-paid Card: Aimed to the pre-paid customers, the promotion gave a bonus of R$ 1.00 for the clients buying the R$ 10 card with a message for Mothers' Day. The promotion took place in the period between 04/01/02 and 05/19/02.

- Icatu Hartford Insurance Promotion: From 07/30/01 until 04/30/02, all the clients of Icatu Hartford Insurance Club had a 10% discount at the handset price when upgrading, migrating or activating any post-paid line or when activating a pre-paid line.

- Electronic Recharge Promotion: From June 14, 2001 on, all the recharges through banks offer a bonus. In a R$25 recharge the bonus is R$2,00, in a R$35 recharge the bonus is R$3,00, in a R$50 recharge the bonus is R$5,00 and in a R$75 recharge the bonus is R$8,00. Recharging through banks can be made via internet, ATM's and by dialing *123 from the cellular phone.

- E-mocion Promotion: The tariff per minute of the WAP service to the prepaid clients decreased from R$ 0.75 to R$ 0.49 in June 1st.

Tele Sudeste Celular Participações S.A. and Subsidiaries

Report of Independent Public Accountants
on Limited Review of the Quarterly Report - ITR

June 30, 2002

Report of Independent Public Accountants on Special review

(Translation of the report originally issued in Portuguese.
See Note 28 to the quarterly information.)

To the Board of Directors and Shareholders of
Tele Sudeste Celular Participações S.A.:
Rio de Janeiro - RJ

1. We have made a special review of the quarterly information – ITR (individual and consolidated) of Tele Sudeste Celular Participações S.A. (a Brazilian corporation), which includes the balance sheet as of June 30, 2002, the related statements of income for the quarter and the semester then ended, performance report and pertinent information, all prepared in accordance with accounting practices emanating from Brazilian corporate law and under the responsibility of the Company's Management.

2. Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Accountants, together with the Federal Accounting Council, and comprised, mainly, of: (a) inquiries of and discussions with the Companies' Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3. Based on our special review, we are not aware of any material modification that should be made to the information contained in the quarterly information referred to in paragraph 1, for it to be in accordance with accounting practices established by the Brazilian corporate law, applied in accordance with standards laid down by Brazilian Securities Commission – CVM, specifically applicable to the preparation of quarterly information.

4. The balance sheet, individual and consolidated, as of March 31, 2002, presented for comparison purposes, was reviewed by us and our unqualified report was dated May 3, 2002. The statements of income, individual and consolidated, for the quarter and semester ended June 30, 2001, also presented for comparative purposes, were reviewed by other independent public accountants, who issued their unqualified report dated July 18, 2001.

Rio de Janeiro, July 18, 2002.

DELOITTE TOUCHE TOHMATSU

José Domingos do Prado
Engagement Partner

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2002

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1. OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly-traded company which, as of June 30, 2002, has the following holding companies: Sudestecel Participações S.A. (19.25% of total capital), Telefónica Móviles S.A. (13.88% of total capital) and Tagilo Participações Ltda. (10.35% of total capital) in the Brazilian market. Sudestecel Participações S.A. is controlled by Telefónica Móviles S.A. (82.5% of total capital), Telefónica S.A. (7.00% of total capital), NTT Docomo, INC. (7.00% of total capital) and Itochu Corporation (3.50% of total capital).

Tele Sudeste Celular Participações S.A. holds 100% of the capital of Telerj Celular S.A. and Telest Celular S.A., and both companies are the main providers of cellular telecommunications services in the States of Rio de Janeiro and Espírito Santo, respectively, in conformity with the terms of the concessions granted by the Federal Government, which expire on November 30, 2005 (Telerj Celular) and November 30, 2008 (Telest Celular), but can be renewed for consecutive periods of 15 years, at the determination of the regulatory agency.

The subsidiaries' activities, including services that they may provide and the tariffs they may charge, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include the balances and transactions of the subsidiaries Telerj Celular S.A. and Telest Celular S.A. In the consolidation, all balances and transactions amongst the Parent Company and its subsidiaries were eliminated.

The financial statements for the semester ended June 30, 2001, were reclassified, when applicable, for comparative purposes.

3. PRINCIPAL ACCOUNTING PRACTICES

The accounting policies applied to the quarterly information (ITR) as of June 30, 2002 are basically the same as those applied to the financial statements as of December 31, 2001.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Cash and banks	712	137	5,682	5,674
Temporary cash investments	67,849	61,572	135,368	170,254
Total	68,561	61,709	141,050	175,928

Temporary cash investments are represented principally by fixed-income instruments (Bank Deposit Certificates, indexed to the Interbancary Deposit Certificates rate).

5. ACCOUNTS RECEIVABLE, NET

	Consolidated	
	June 30, 2002	March 31, 2002
Services-		
Billed amounts	79,115	82,543
Interconnection	121,514	123,161
Unbilled amounts	60,461	70,312
Receivables from services	261,090	276,016
Receivables from sales of cellular handsets	65,795	60,901
Total accounts receivable	326,885	336,917
(-) Allowance for doubtful accounts	(42,068)	(41,379)
Total	284,817	295,538

As of June 30, 2002, of total interconnection amount receivable, R$17,064 refers to Telecomunicações do Espírito Santo S.A. – Telemar (R$15,980 as of March 31, 2002). This amount comprises principally receivables from services rendered in the period from February 1998 to May 2000. Currently, the subsidiary Telest is negotiating the settlement of these receivables with that company. In addition, on June 30, 2002, the interconnection amount receivable also includes R$60,466 (R$56,234 as of March 31, 2002), referring to Telecomunicações do Rio de Janeiro S.A. – Telemar. This amount comprises receivables from services rendered in the period from September 2001 to June 2002. Currently, the subsidiary Telerj is negotiating the settlement of these receivables with that company.

The changes on the allowance for doubtful accounts are as follows:

	Consolidated	
	2002	2001
Balances in the begginning of the year	(37,626)	(22,261)
Additional allowance of the first quarter	(15,989)	(10,528)
First quarter write off	12,236	10,833
Balances March 31, 2002	(41,379)	(21,956)
Additional allowance of the second quarter	(15,333)	(17,067)
Second quarter write off	14,644	11,270
Balances June 30, 2002	(42,068)	(27,753)

6. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Recoverable income and social contribution taxes	28,743	28,311	57,300	57,974
Withholding income tax	2,975	2,787	31,750	26,761
ICMS (State VAT)	-	-	65,544	61,070
Recoverable taxes	31,718	31,098	154,594	145,805
Deferred income and social contribution taxes	-	-	374,465	395,093
Other	207	354	555	1,403
Total	31,925	31,452	529,614	542,301
Current	31,925	31,452	231,420	217,903
Noncurrent	-	-	298,194	324,398

The main components of deferred income and social contribution taxes are as follows:

	Consolidated	
	June 30, 2002	March 31, 2002
Tax credit incorporated (restructuring)	301,593	325,279
Provision for-		
Obsolescence	145	120
Contingencies	9,404	7,720
Doubtful accounts	13,898	13,682
Rewards program	6,152	4,586
Tax losses and negative basis carryforwards-	27,990	29,214
Employees' profit sharing	1,561	733
Accelerated depreciation	5,133	4,774
Other	8,589	8,985
	---------	---------
Total	374,465	395,093
	=====	=====
Current	114,062	107,329
Noncurrent	260,403	287,764
	=====	=====

The deferred taxes were recorded considering their future realization, as follows:

a. Taxes losses and negative basis will be offset limited to 30% of the taxable bases determined in the next years. The subsidiaries, according to the projection of future results, estimate that total tax loss carryforwards will be offset in five years.

b. Merged tax credit: represented by the net goodwill balance and the reserve of the shareholder's equity maintenance (see Note 26); its realization occurs proportionally to the goodwill amortization of the subsidiaries, whose term is five years for the subsidiaries. External consulting studies used in the corporate restructuring supported the recovery of the balance in this period.

c. Temporary differences: The realization of tax credits from temporary differences will occur upon effective payment of recognized accruals, as well as effective losses on uncollectible receivables and on inventory realization, in compliance with the criteria set forth by tax legislation.

Brazilian Securities Commission ("*CVM*") issued in July 2002 the regulatory instruction no. 371, that estabilish cumulative conditions to register and carry on the deferred tax assets based on temporary differences and tax losses and negative basis carryfowards, as follows:

- The company must have generated taxable income in at least three out of the last five years or, must present an action plan implemented to generate taxable income in the future;
- The company must present expectation of future taxable income discounted to present value over the expected period of realization, based on viability technical study that foresees the realization of deferred tax asset at a maximun period of 10 years.

Preliminary studies, which will be submitted to appropriate management approval, indicate the full recovery of the amounts recorded by the subsidiaries in the period established in the instruction. Based on these studies, the expected period of realization of these assets is up to 5 years.

These regulatory instruction also estabilishes that periodic studies must be performed to support the maintenance of the recorded assets.

7. INVENTORIES

	Consolidated	
	June 30, 2002	March 31, 2002
Cellular handsets and accessories	62,464	59,287
Supplies	6,421	5,837
	---------	---------
	68,885	65,124
(-) Provision for obsolescence	(425)	(350)
	---------	---------
Total	68,460	64,774
	=====	=====

Provision for obsolescence is calculated on the costs of those cellular handsets considered obsolete, or for which quantities are in excess of those usually sold by the Company in a reasonable period of time. Possible losses arising from the difference between the cost of the handset and the sales price usually practiced by the Company are only recognized upon effective sales, since these losses are considered as cost for obtaining new customers.

8. PREPAID EXPENSES

	Consolidated	
	June 30, 2002	March 31, 2002
Current-		
FISTEL fee	31,904	43,943
Rents	2,660	2,367
ICMS (State VAT)	4,954	4,652
Insurance premiums	1,884	76
Prepaid	2,142	1,897
Other	4,530	3,746
Total	48,074	56,681
Noncurrent-		
FISTEL fee	2,816	3,248
Rents	3,449	2,645
Other	4,551	3,466
Total	10,816	9,359

9. INVESTMENTS

	Telerj Celular S.A.	Telest Celular S.A.	Total
Balances December 31, 2000	863,479	238,974	1,102,453
Capital increase	439,444	-	439,444
Equity pick-up – 1st semester	74,807	17,517	92,324
Balances June 30, 2001	1,377,730	256,491	1,634,221
Prior year adjustment	1,010	(171)	839
Interest on capital and dividends	(38,805)	(7,169)	(45,974)
Equity pick-up – 2nd semester	51,746	4,632	56,378
Balances December 31, 2001	1,391,681	253,783	1,645,464
Equity pick-up – 1st semester	42,172	3,871	46,043
Balances March 31, 2002	1,433,853	257,654	1,691,507
Equity pick-up – 2nd semester	36,645	4,157	40,801
Balances June 30, 2002	1,470,498	261,811	1,732,308

Investments in Subsidiaries

	June 30, 2002		March 31, 2002	
	Telerj Celular S.A.	Telest Celular S.A.	Telerj Celular S.A.	Telest Celular S.A.
Shares owned (100%)	30,449,109	2,038,856	30,449,109	2,038,856
Shareholders' equity	1,470,498	261,810	1,433,853	257,654
Book value per thousand shares – R$	48.29	128.41	47.09	126.37
Net income	78,817	7,974	42,172	3,850
Equity pick-up	78,817	8,027	42,172	3,871
Book value of investments	1,470,498	261,810	1,433,853	257,654

Summary of Subsidiaries' Financial Statements

	Telerj Celular S.A.		Telest Celular S.A.	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Net operating revenue	778,527	719,576	116,713	99,515
Gross profit	394,226	374,838	50,214	47,448
Income from operations	128,948	120,167	13,167	26,457
Net income	78,817	74,807	7,974	17,060
Total assets	2,248,472	2,281,364	337,207	341,922

10. PROPERTY, PLANT AND EQUIPMENT

	Consolidated				
	June 30, 2002			March 31, 2002	Annual
	Cost	Accumulated depreciation	Net book value	Net book value	depreciation rates - %
Transmission equipment	1,193,798	(673,157)	520,641	549,173	14.29
Switching equipment	610,737	(276,592)	334,145	344,133	14.29
Infrastructure	272,570	(108,248)	164,322	169,578	5.00 to 20.00
Software right of use	165,107	(37,400)	127,707	85,576	20.00
Buildings	54,510	(6,651)	47,859	44,540	4.00
Terminal equipment	65,606	(34,640)	30,966	29,722	50.00
Other	111,170	(33,515)	77,655	59,536	0 to 20.00
Construction in progress	206,793	-	206,793	252,592	-
Total	2,680,291	(1,170,203)	1,510,088	1,534,850	

11. ACCOUNTS PAYABLE

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Suppliers	2,393	1,593	158,957	168,620
Consignments to third parties	660	659	35,574	35,573
Interconnection and interlink	-	-	15,250	12,011
Accrual for rewards program	-	-	17,364	10,202
Other	2,970	1,801	3,866	2,153
Total	6,023	4,053	231,011	228,559

In July 2001, the subsidiaries started a rewards program, which converts calls from cellular phones into points, for future exchange for cellular phones. Points accumulated are accrued as they are obtained, and the accrual is reduced when the customer obtains the phone. In addition to the amount recorded under Accounts payable in current liabilities, as of June 30, 2002 there were R$751 (R$ 3,385 as of March 31, 2002) recorded under Other liabilities, in long-term liabilities.

12. TAXES

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
ICMS (State VAT)	-	-	14,283	35,822
PIS/COFINS (taxes on revenue)	96	53	6,986	7,028
Fistel fee	-	-	525	42,800
Other	-	-	1,704	1,934
Total	96	53	23,498	87,584
Current	96	53	22,801	86,887
Long-term	-	-	697	697

13. LOANS AND FINANCING

Composition of Debt

	Currency	Annual charges	Consolidated June 30, 2002	Consolidated March 31, 2002
Principal				
Financial institutions-				
Citibank - OPIC	US$	4.76% + LIBOR + exchange variation	106,665	87,135
Resolution No. 63	US$	6.35% to 14.00% + exchange variation	166,674	210,676
Assumption of debt and Resolution No. 4.131	US$	4.08% to 8.33 % + exchange variation	177,416	144,932
NEC do Brasil S.A.	US$	7.30% + exchange variation	31,076	29,012
Export Devel. Corpor. - EDC - Telest Celular	US$	1.00% + LIBOR+ exchange variation	-	899
Interest			12,370	17,921
			494,201	490,575
Current			202,275	200,588
Long-term			291,926	289,987

Loan from Citibank - Opic refers to financing for the expansion and modernization of the cellular telephone network. Financing from suppliers Nec do Brasil and Export Development Corporation represents investment in fixed assets.

Maturities

The long-term portion matures as follows:

	Consolidated June 30, 2002
2003	84,083
2004	155,514
2005	52,329
	291,926

Guarantees

Bank	Guarantee	June 30,2002
Citibank	Overseas Private Investment Corporation (OPIC) – only for political risk	117,948
Resolution No. 63	Promissory notes	222,694
Assumption of debt	Promissory notes	217,821
NEC do Brasil S.A.	Tele Sudeste	31,299

Derivatives

The Companies have exchange hedge operations in the amount of US$184,085 (contracted value). On June 30, 2002, the Companies had recorded a net gain (book balance) of R$51,349 on its exchange hedge operations and a book balance of R$46,540 in assets, from which R$10,307 in short-term and R$36,233 in long-term. On March 31, 2002, the Companies had recorded a net loss (book balance) of R$6,346 and a book balance of R$29,901 in liabilities, from which R$13,314 in short-term and R$15,887 in long-term.

14. PROFIT SHARING

	Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Interest on capital	42,752	42,752	42,752	42,752
Dividends	5,835	5,867	11,481	11,508
Employee profit sharing	-	-	7,965	3,787
Total	48,587	48,619	62,198	58,047

15.RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits before labor, tax and civil courts. The Companies' management, based on the opinion of legal counsel, recognized a reserve for lawsuits for which an unfavorable outcome was considered probable.

Reserves are composed as follows:

	Consolidated	
	June 30, 2002	March 31, 2002
Reserves-		
Labor	7,449	6,081
Civil	4,620	4,226
Tax	16,428	12,842
Total	28,497	23,149
Current	19,471	15,531
Long-term	9,026	7,618

Tax

In July 1998, Agreement No. 69/98 established that ICMS (State VAT) should be levied on the activation of new telephone lines. On December 14, 1998, the subsidiaries obtained an injunction for nonpayment of ICMS on activation fee, for both future amounts and taxable events occurring since the subsidiaries' incorporation. The subsidiaries' management, based on the opinion of legal counsel, believes that the chances of loss on this claim are remote, and accordingly, did not recognize any provision. The Rio de Janeiro State Supreme Court unanimously decided that no ICMS should be levied on the referred activity.

Subsidiary Telerj Celular S.A. received tax assessments totaling R$38,600, referring to: (i) R$15,810 – recording of ICMS credit on the acquisition of permanent assets, which were recognized in the referred tax assessment as items not directly related to the company's activity; (ii) R$17,930 – nonpayment of ICMS on eventual or supplementary services that are not considered telecommunications services; (iii) R$870 – nonpayment of ICMS on calls originating from administrative terminals and tests used by the employees; and (iv) R$3,990 – miscellaneous. The Company, based on the opinion of its lawyers and tax advisors, did not recognize a provision for these tax assessments.

In August 2000, the injunction obtained by Telerj Celular, which permitted the payment of COFINS at the rate of 2%, was partially revoked. As a consequence, the amount of R$12,473, duly restated, was paid in September 2000. However, this injunction remains valid for the financial income exclusion from PIS and COFINS calculation basis, and the amount of R$14,348 remains accrued as of June 30, 2002 (R$10,781 as of March 31, 2002), related to the amounts not paid based on the referred injunction.

On June 7, 1999, subsidiary Telest Celular obtained an injunction supporting the unconstitutionality of the increase in COFINS rate and change in COFINS and PIS calculation basis, and the future nonpayment of these taxes, as well as the offsetting of the respective amount of R$609 already paid. The Company did not recognize this contingent asset in its accounting records and accrued, on a conservative basis, the amount of R$2,080, related to the difference between the unpaid rate through June 30, 2002, supported by the referred injunction (R$2,061 as of March 31, 2002).

Labor and Civil

Refers to claims for indemnity for moral damages and several demands by employees, for which a reserve, in the amount of R$12,069 as of June 30, 2002 (R$10,307 as of March 31, 2002), has been recognized to cover probable losses on these lawsuits.

16. SHAREHOLDERS' EQUITY

a. Capital Stock

As of June 30, 2002, capital is R$685,321 (R$595,722 as of March 31, 2002). Subscribed and paid-up capital is represented by shares without par value, distributed as follows (in thousands of shares):

	June 30, 2002	March 31, 2002
Common	154,431,420	136,466,598
Preferred	259,575,037	259,575,037
Total	414,006,457	396,041,635
Book value per thousand shares - in R$	4.41	4.50

At the Shareholders' Meeting held on April 29, 2002, a capital increase of R$90,363 was approved, through the issuance of 17,964,822 thousand new shares, due to the partial financial realization of the capital reserve originated in the corporate restructuring described in Note 26.

b. Dividends

Preferred shares have no voting right, but have priority in the reimbursement of capital and are entitled to a minimum noncumulative dividend of 6% on the capital stock.

The Company's bylaws establish the distribution of dividends equivalent to at least 25% of adjusted net income for each fiscal year ended December 31. The holders of preferred shares have priority in the distribution of annual dividends.

17. NET OPERATING REVENUE FROM TELECOMMUNICATIONS SALES AND SERVICES

	Consolidated	
	June 30, 2002	June 30, 2001
Subscription charges	156,098	191,250
Local calls	410,003	336,069
Charges for use outside the concession area	12,858	11,919
Additional charges per call	22,461	29,799
Network use	388,337	349,711
Additional services	7,062	6,835
Products sold	145,038	117,622
Other services	335	32
Gross operating revenue	1,142,192	1,043,237
Deductions from gross revenue	(250,099)	(226,524)
Net operating revenue	892,093	816,713

18. COST OF SALES AND/OR SERVICES

	Consolidated	
	June 30, 2002	**June 30, 2001**
Personnel	6,354	5,436
Outside services	19,175	14,166
Interconnection/interlink	41,844	38,165
Rent/insurance/condominium	20,260	19,559
Network use	61,892	58,268
Taxes, other taxes on income	31,672	33,197
Depreciation	140,253	109,861
Cost of products sold	125,252	114,932
Other	951	843
Total	447,653	394,427

19. COMERCIAL EXPENSES

	Consolidated	
	June 30, 2002	**June 30, 2001**
Personnel	18,244	11,385
Material	1,384	1,417
Outside services	89,021	62,420
Rent/insurance/condominium	4,784	3,712
Taxes, other taxes on income	262	235
Depreciation	5,589	4,342
Allowance for doubtful account	31,322	27,595
Other	2,171	510
Total	152,777	111,616

20. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Personnel	2,272	1,045	19,144	23,657
Material	-	-	1,905	1,237
Outside services	3,325	4,803	66,724	59,419
Rent/insurance/condominium	3	710	5,557	10,573
Taxes, other taxes on income	28	12	562	973
Depreciation	215	-	37,894	17,417
Other	-	64	1,068	945
Total	5,843	6,634	132,854	114,221

21. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Financial revenue-				
Financial investments revenue	8,786	19,813	71,773	92,050
Monetary/exchange variation	509	223	2,046	340
Financial expenses-				
Financial transactions expenses	(52)	(55)	(19,339)	(37,124)
Monetary/exchange variation	-	(1)	(60,647)	(98,960)
Total	9,243	19,980	(6,167)	(43,694)

22. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize a monthly provision for income and social contribution taxes on the accrual basis, and pays these taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as stated in Note 6. The composition of income and social contribution tax expense is as follows:

	Company		Consolidated	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Income tax expense	(766)	(3,134)	(43,932)	(41,206)
Social contribution expense	(276)	(1,133)	(15,820)	(14,849)
Deferred income tax	-	-	7,894	2,071
Deferred social contribution	-	-	1,195	754
Total	(1,042)	(4,267)	(50,663)	(53,230)

Reconciliation between Tax Expense and Official Rate

	Company		Consolidated	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Income before taxes and employee profit sharing (combined)	89,907	104,924	231,349	251,112
Employee profit sharing	-	-	(5,030)	(5,358)
Income after employee profit sharing	89,907	104,924	226,319	245,754
Tax expense at the combined official rate	(30,568)	(35,674)	(76,948)	(83,556)
Permanent additions:	-	-	(3,265)	(2,168)
Nondeductible fines	-	-	(15)	(30)
Other additions	-	-	(3,250)	(2,138)
Permanent exclusions:	29,526	31,407	29,550	32,494
Equity pick-up	29,526	31,390	29,526	31,390
Other	-	17	24	1,104
Tax expense in statements of income	(1,042)	(4,267)	(50,663)	(53,230)

22. PENSION PLANS AND POST-RETIREMENT BENEFITS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans to retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were solidary as to all plans then existent. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and maintenance of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for restructuring in SISTEL's bylaws and regulation, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the breach of solidarity in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Sudeste Celular Plan) which covers approximately 1% of the Company's employees. In addition to the supplementary pension benefit, a multi-sponsored care plan (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for PAMA Plan.

For the other 99% of the subsidiaries' employees, there is an individual defined contribution plan - Visão Benefit Plan, established by SISTEL in August 2000. Visão Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants' individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Sudeste Celular) were granted the option of migrating to Visão Plan. This option was extended to employees who did not participate in the PBS Tele Sudeste Celular Plan, as well as to all new hires, for whom entrance should occur 30 days after admission to the Company, at the most. The subsidiaries' contributions to Visão Tele Sudeste Celular Plan are similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

During the first semester of 2002, the subsidiaries contributed the amount of R$1,623 (R$1,244 during the first semester of 2001) to PBS and Visão plans.

As set forth by CVM Resolution No. 371, of December 13, 2000, the Companies elected to recognize the actuarial liabilities directly in shareholders' equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans' positions as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), countersigned by CVM by means of the CVM/SEP/SNC Resolution No. 01/2002. For multi-sponsored plans (PAMA and PBS), the apportionment of the plan's assets was made in accordance with the Companies' actuarial liabilities, in relation to the plan's total liabilities.

For the semester ended June 30, 2002, the Company recognized proportionally the actuarial cost estimated for the year ended on December 31, 2002, and R$206 was recorded related to these costs.

24. FINANCIAL INSTRUMENTS

In compliance with the provisions of CVM Instruction No. 235/95, the Company and its subsidiaries have evaluated the book value of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodology. However, the interpretation of market information, as well as the selection of methodologies, require considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company's investments are carried under the equity method of accounting, consisting of subsidiaries with strategic importance for the Company. Therefore, considerations about market value are not applicable. The accounts receivable and payable registered in the current assets and liabilities aproximates to the market value, due to their short-term maturity.

The principal market risk factors that affect the Company's business are detailed below:

a. Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps and options) with financial institutions.

As of June 30, 2002, all the Company's debt was denominated in U.S. dollars, and 100% of the indebtedness was covered by asset positions for hedge operations (swaps for CDI and options). Hedge operations were made to partially cover the future maturities of the debts in U.S. dollars, subject to LIBOR, and fixed or variable interest. Gains or losses on these operations are recorded in the income statement.

Besides the hedge operations to cover exchange rate risk from financial debt of the subsidiaries, the Company entered into swap transactions (US$ to CDI) in the amount of US$70,100 with the objective of decreasing effects of exchange devaluation on non-financial operational commitments. As of June 30, 2002, the Company recorded a net gain of R$1,585 related to these transactions, in the caption Cash and cash equivalents (Note 4).

b. Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained in the market. The Company has not made any derivative hedge operation to protect itself from this risk. However, the Company continually monitors market interest rates, aiming at evaluating the possible need for derivative operations, so as to protect itself against the risk of volatility in these rates.

As of June 30, 2002, the Company had R$494,201 in loans and financing, of which R$207,015 bore interest at fixed rates, plus exchange variation, and R$287,176 bore interest at floating rates (primarily LIBOR-based), plus exchange variation. Although part of the debt had been contracted at fixed rates, the whole debt was effectively converted to floating rates, due to swap contracts for CDI. The Company invests its excess cash (R$135,368 as of June 30, 2002) mainly in short-term instruments, based on CDI variation. The book value of these instruments approximates market value, due to their short-term maturity.

c. Credit Risk

The risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers, dealers of cellular handsets and distributors of prepaid recharge cards. To reduce this type of risk, the Company performs credit analysis to assist in managing default risk, and monitors subscribers' accounts receivable, interrupting calls, in case the customer does not pay related bills. Regarding retailers and distributors, the Company maintains individual credit limits, based on analyses of the sales potential, risk history and default rate.

25. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with related parties are as follows:

a. Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by the same group: Telergipe Celular S.A., Telecomunicações de São Paulo S.A., Telebahia Celular S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization.

b. Technical Assistance – The Company owes technical assistance fee to Telefónica Móviles corresponding to the rendering of services. The amount of R$15,925 was recorded in general and administrative expenses for the semester ended June 30, 2002 (R$14,704 for the semester ended June 30, 2001).

c. Rendering of Services - The following services are rendered by companies owned by the same group:

- Corporate services centralized at Telerj Celular S.A., transferred to other Group companies at costs effectively incurred.

- Call center services rendered by Atento Brasil S.A. to users of telecommunications services of subsidiaries.

- Implementation and maintenance of profitability and cost control system by Telefónica Móbile Solutions do Brasil Ltda.

- Services of implementation of facilities' security system rendered by Telefónica Engenharia de Segurança do Brasil Ltda.

The commercial conditions of these services are based on the usual market practices applied to the Companies' other contracts.

A summary of balances and transactions with unconsolidated related parties, performed under normal market conditions for these types of transactions, is as follows:

	Company		Consolidated	
Balance sheets	June 30, 2002	March 31, 2001	June 30, 2002	March 31, 2001
CURRENT ASSETS:				
Accounts receivable	-	-	647	623
Other amounts	41,558	45,537	4,633	10,333
CURRENT LIABILITIES:				
Accounts payable	2,933	1,801	83,613	76,683

	Company		Consolidated	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
STATEMENTS OF INCOME:				
Income	509	223	3,898	10,118
Cost/expenses				
Outside services	(1,906)	(2,279)	(3,733)	(4,002)
Technical assistance	-	-	(15,925)	(14,704)
Call center services	-	-	(17,014)	(13,524)

26. CORPORATE RESTRUCTURING

On November 30, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversal and tax credit, the balances of which, as of June 30, 2002, are as follows:

	Balances as of spin-off date	Tele Sudeste partial spin-off		ABCD0002	Balances as of March 31, 2002	Balances as of March 31, 2002
		Telerj	Telest	Telerj	Consolidated	Consolidated
Balance sheet						
Goodwill – spun-off	1,168,270	1,059,504	108,766	225,009	982,796	913,132
(-) Reserves – spun-off	778,206	705,755	72,451	150,231	657,517	611,539
Net effect equivalent to tax credit	390,064	353,749	36,315	74,778	325,279	301,593
Statements of income						
Goodwill amortization					69,663	139,328
Reversal of reserve					(45,978)	(91,957)
Tax credit					(23,685)	(47,371)
Net effect on income					-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$301,593 as of June 30, 2002 (R$325,279 as of March 31, 2002), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 6).

27. RECONCILIATION OF COMPANY AND CONSOLIDATED NET INCOME

As of June 30, 2002 and 2001 the reconciliation of Company and Consolidated net income is as follows:

	Consolidated	
	Juen 30, 2002	Juen 30, 2001
Net income - Company	88,865	100,657
Capital reserves - Telest	(53)	(457)
Consolidated net income	88,812	100,200

28. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: July 23, 2002

By ______________________________

Name: Charles E. Allen
Title: Investor Relations Director

Tele Sudeste Celular Participações S.A announces Consolidated Financial Results for the Second Quarter ended June 2002.